Exhibit 4.1

CROSSAMERICA PARTNERS LP

DESCRIPTION OF COMMON UNITS

The common units of CrossAmerica Partners LP (“us”, “we”, “our” or the “Partnership”) are listed on the New York Stock Exchange under the symbol “CAPL” (the “common units”). All outstanding common units are validly issued, fully paid, and nonassessable.

The following description of the terms of our common units is not complete and is qualified in its entirety by reference to our Certificate of Limited Partnership of Lehigh Gas Partners LP, as amended, and our Second Amended and Restated Agreement of Limited Partnership(the “Partnership Agreement”), both of which are filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2019.

The Units

The common units represent limited partner interests in us. The holders of units are entitled to participate in distributions and exercise the rights or privileges available to limited partners under our Partnership Agreement.

Voting

Holders of the common units have limited voting rights on matters affecting our business and have no right on an annual or ongoing basis to elect or remove the members of the Board of Directors of our General Partner (the “Board”). Our General Partner has the right to appoint and remove all members of the Board.

Further, our Partnership Agreement restricts the voting rights of holders of common units by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our General Partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the Board, cannot vote on any matter.

Liquidation

Upon our liquidation, the partners, including our General Partner, is entitled to receive liquidating distributions according to their particular capital account balances.

Cash Distribution

The General Partner may adopt a cash distribution policy, which it may change from time to time without amendment to the Partnership Agreement. Distributions are made to the holders of common units, pro rata, as and when declared by the General Partner. Each distribution will be paid by the Partnership, directly or through any transfer agent or through any other person or agent, only to the record holder of such Partnership interest as of the distribution. Such payment constitutes full payment and satisfaction of the Partnership’s liability in respect of such payment, regardless of any claim of any person who may have an interest in such payment by reason of an assignment or otherwise.

In the event of the dissolution and liquidation of the Partnership, all Partnership assets shall be applied and distributed solely in accordance with, and subject to the terms and conditions of, the Partnership Agreement.

Transfer Agent and Registrar

Duties

American Stock Transfer & Trust Company, LLC serves as registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed, our General Partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our Partnership Agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

•	automatically becomes bound by the terms and conditions of our Partnership Agreement; and

•	gives the consents, waivers and approvals contained in our Partnership Agreement.

Our General Partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our Partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.